Interbrew

THE WORLD'S LOCAL BREWER

02 OCT 31 AM 8:03

02055685

By courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 28 October 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

dw 11/18

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew's solid, overall growth continues

Brussels, 28 October 2002

Interbrew, the World's Local Brewer©, is pleased to announce that its trading data for the first nine months of 2002 confirm the continued growth of its business. Compared with the same nine-month period last year, overall growth from continuing operations, and before the previously announced UK restructuring charge, was strong. Volume was up +16.8%; EBITDA +21.2%; EBIT +16.5%.

Organic EBITDA growth during the third quarter was +8.7%. For the first nine months of 2002, organic EBITDA growth stands at +5.7%, compared to +5.8% for the same period last year.

Unaudited nine-month results from continuing operations (*)

	9 months ended 30 September 2002	**9 months ended 30 September 2001**	Δ %
Volume(1)	65.5	56.1	+16.8%
Net turnover(2)	5,238	4,467	+17.3%
EBITDA(2)	1,119	923	+21.2%
EBIT(2)	650	558	+16.5%

(*) As adjusted for Carling®/Bass® UK, and before the previously announced 61 million euro UK restructuring charge
(1) Million HL, excluding FEMSA
(2) Million euro, consolidated figures following IAS validation rules

Total growth from continuing operations (*)

	Organic Growth	Scope Changes	Currency Impact	Total Growth
Volume	1.8%	15.0%	N/A	+16.8%
Net turnover	5.2%	13.4%	(1.3%)	+17.3%
EBITDA(1)	5.7%	17.0%	(1.5%)	+21.2%
EBIT(1)	5.8%	12.6%	(1.9%)	+16.5%

(*) As adjusted for Carling®/Bass® UK, and before the previously announced 61 million euro UK restructuring charge
(1) Includes one-time cost of 19 million euro related to the Canadian plant lock-out

On an "as reported" basis, volume, EBITDA and EBIT show a decrease of -2.5%, -8.5% and -15.1%, respectively. The year-over-year comparison is impacted by the Carling business (sold 1 February 2002), which is included in the full-year 2001 figures, and by the inclusion of the provision for the previously announced UK restructuring charge.

Unaudited nine-month results, as reported

	9 months ended 30 September 2002	9 months ended 30 September 2001	Δ %
Volume(1)	66.6	68.3	(2.5%)
Net turnover(2)	5,321	5,488	(3.0%)
EBITDA(2) (3)	1,062	1,161	(8.5%)
EBIT(2)(3)	581	684	(15.1%)

(1) Million HL, excluding FEMSA
(2) Million euro, consolidated figures following IAS validation rules
(3) Includes previously announced restructuring charge of 37.5 million pound Sterling (61 million euro) related to outsourcing of the secondary distribution and logistics in the UK and does not include the previously (9 September 2002) announced restructuring charges related to further capacity optimisation in Western Europe which will be included in the year-end accounts, pending negotiations with the respective unions.

Organic growth in key areas

Western Europe

In Western Europe a cool summer impacted the beer market as a whole. Despite that, Interbrew's nine-month organic volume growth came in at +3%, compared to +0.3% for the same period in 2001. Interbrew increased market share in all key markets. Solid volume performance and pricing, in line with inflation, and combined with cost control, have led to important EBITDA and EBIT growth. Stella Artois® continues its double-digit growth in the United Kingdom, while in Germany Beck's® continues to outperform the industry at premium pricing.

The Americas

Overall, the beer industry in North America continued to be robust. Throughout the Americas, Interbrew experienced strong volume growth. In the United States, Interbrew continued to outperform the import segment, with particularly strong performances by Tecate® and Stella Artois®. Good volume growth and strict cost control have been contributing to EBITDA and EBIT growth. Rolling Rock® and Beck's® performed well in the third quarter, with increases in shipments of 5.4% and 4.4%, respectively.

Emerging Markets

Central Europe has seen a good performance of Interbrew's brand portfolio in Croatia, Hungary and the Czech Republic. These achievements were offset by a disappointing performance in Bulgaria, where competitors in the low-price segment put pressure on pricing.

In *Eastern Europe*, the ruble and the hrivna suffered against the euro.

Specifically, in Russia, market growth slowed significantly in the month of September, and Sun Interbrew's operations were disappointing. As a result of its late entry into rapidly growing PET and can packaging, the company is now focused on building distribution in these two packaging segments, where it is expected to take some time for Sun Interbrew to reach its fair market share.

In the Ukraine, Interbrew maintained its market leadership with volume growth of +5.3%.

Asia. In South Korea year-to-date growth in the beer industry slowed to +3.5%, with third-quarter industry volumes decreasing to levels below those of the same period in 2001. Interbrew succeeded in stabilising its business, with EBITDA for the first nine months showing continued growth.

In China, where the beer market is set to increase its pace of consolidation, Interbrew has an operation focused on the Nanjing city. The turnaround of the operation has progressed, and over the first nine months of the year Interbrew has realised a +66% volume increase.

Calendar of key events since 1 July 2002

- 9 August: Interbrew favourably resolves all outstanding legal issues between Labatt and Brascan.
- 4 September: Interbrew obtains from Diageo the distribution rights in the U.S. to Bass® Ale, which accounts for more than 25% of all super-premium imported beers in that country.
- 9 September: Interbrew implements cost-saving initiatives in its Western European plant network, as part of an overall re-engineering strategy, by deciding to close the Breda (Netherlands) plant and to downsize the Manchester (UK) brewery.
- 18 September: OFT approves the previously announced outsourcing of the secondary distribution and logistics in the UK to Tradeteam Limited.
- 19 September: Interbrew settles the strike at its brewery in Montenegro.
- 11 October: Interbrew reaches an agreement with Rexam PLC for the sale of Nienburger Glas GmbH for 108 million euro.
- 21 October: Interbrew renews licence agreement on Stella Artois® with Lion Breweries in New Zealand.

Outlook

Barring unforeseen circumstances Interbrew is on track to meet its objectives. Capital expenditure for the full year 2002 is expected to be approximately 500 million euro. The company continues to target an EPS from continuing operations, pre-goodwill and pre-restructuring, of 1.50 euro for the full year 2002, as previously announced at the publication of the 2002 half-year results. Excluding Carling (sold 1 February 2002), 2001 EPS pre-goodwill is 1.26 euro. This 2002 target EPS of 1.50 euro therefore represents an increase of +19%.

Interbrew

THE WORLD'S LOCAL BREWER©

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com